

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Via E-mail
Mr. Alan B. Menkes, Chief Executive Officer
Empeiria Acquisition Corp.
c/o G2 Investment Group, LLC
142 W. 57th Street, 12th Floor
New York, New York 10019

> **Re:** **Empeiria Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2011**
> **File No. 333-172629**

Dear Mr. Menkes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed March 4, 2011

General

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA

2. Prior to effectiveness, please have an OTC Bulletin Board representative call the staff to confirm that your securities have been approved for listing.

3. We note the disclosure throughout the prospectus that you will consummate your initial business transaction only if holders of no more than 93% of your public shares elect to redeem their shares. Please revise your Summary to briefly explain (1) the principal

business reasons for conditioning the consummation of your initial business transaction on a redemption threshold and how you derived 93% as the redemption threshold; and (2) the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93% redemption threshold. For example, it appears that you will need to lower the redemption threshold at the time of the tender offer in conjunction with your initial business transaction if it includes more than a de minimis working capital or similar closing condition, and you may be unable to obtain alternative financing in order avoid having to reduce the redemption threshold.

4. Where you reference the 93% redemption threshold in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares for which you would seek to redeem through a tender offer in conjunction with your initial business transaction may be significantly lower than 93% of your public shares. Additionally, where you compare your 93% redemption threshold to the equivalent threshold used by "most blank check companies," please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by "most blank check companies."

5. Consider adding a stand-alone risk factor to clearly describe the possibility that you will significantly reduce the number of shares sought in a tender offer in conjunction with your initial business transaction, and address the potential consequences. For example, it appears that, due to a significantly lowered redemption threshold, it will be more difficult to consummate the proposed transaction. As such, shareholders seeking to tender may have to wait significantly longer to receive their cash than would be the case in a tender offer for such a high amount as 93%. This would appear to be the case with a significantly lower threshold and unsuccessful tender offer, as those shareholders would not be able to tender, and receiving cash would be delayed for an additional time, likely involving liquidation.

6. In several places of the prospectus you address what appear to be fundamental features of your SPAC structure, such as, you state that you "will file tender offer documents" containing "substantially the same financial and other information" as is required under Regulation 14A, unless a stockholder vote is required by law or you decide to hold a vote for business or legal reasons. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

7. We note the disclosure in the prospectus to the effect that you do not have any specific business combination under consideration, and that you have not contacted any prospective target business or had any substantive discussions with respect to such a transaction. In light of the business activities carried out by your management, please disclose all actions undertaken by all persons and affiliated entities or parties working toward the identification of an acquisition candidate, including research, informal

discussions or other measures, directly or indirectly, to identify or contact a target business.

Cover Page

8. Revise to identify Empeiria Investors LLC as your sponsor.

9. Please revise the cover page of the prospectus to state that the company does not intend to submit the initial business transaction to its stockholders for a vote and that up to 93% of the company's stockholders will have the right to redeem their shares of common stock for cash in connection with the consummation of the initial business transaction.

10. Please revise the table to include the total underwriting discounts and commissions, including the deferred discounts and commissions.

Prospectus Summary, page 1

General

11. If available, please provide a website for the company.

12. Please briefly describe the circumstances where creditors would have stronger claims to the assets in the trust account over public shareholders.

Our Business, page 1

13. Please discuss in greater detail your plans to consummate your initial business transaction pursuant to the issuer tender offer rules and regulations addressing, among other things, the facts and circumstances that would allow you to do so. Also discuss the business or legal reasons that may cause you to consummate your business transaction pursuant to shareholder vote.

Redemption rights of public stockholders, page 10

14. Please tell us, with a view towards revised disclosure, under what circumstances, if any, the company would consider increasing or decreasing the 93% redemption right threshold.

15. We note that there are several scenarios whereby investors may redeem or sell back their shares, including, redemption pursuant to a tender offer, redemption following a shareholder vote, and so forth. It is difficult to follow and compare the payouts to redeeming and selling shareholders under these circumstances. In an appropriate location later in the prospectus, please add a table explaining each of the various scenarios including an explanation of how the payment is calculated, what the per share payment

would initially be pursuant to such calculations, and the impact to your remaining shareholders.

Private transactions if we hold a stockholder vote, page 12

16. Please disclose how the purchases would be made in compliance with the federal securities laws. Please disclose whether there is any limitation on the amount of these purchases. Finally, please disclose the basis for the purchases by your sponsor, officers and directors, and their affiliates under federal law.

17. Please reconcile the disclosure in this section. You state the private purchases will occur only if you do not conduct redemptions in connection with your business transaction. However, you then go on to state the privately negotiated purchases would be to "ensure that no more than 93% of our public shares elect to redeem their shares for cash." Please reconcile or explain if there are two separate redemptions being discussed.

18. We note that you may purchase shares from stockholders in private transactions and that you will use funds held in the trust account for such purchases. Please clarify the mechanics and sources for your ability to repurchase these securities. For instance, please clarify who will authorize the purchase of these shares and whether there is any limit on the amount of shares you may acquire privately or the price per share you will pay. In addition, please clarify whether the Company is permitted to purchase shares at prices significantly higher than the most recent ask price on the market. Lastly, please provide clear disclosure of the impact this may have upon the remaining stockholders, in particular with respect to their pro rata share of the remaining trust. Clarify the extent to which this would reduce the trust fund proceeds and per share redemption payable to remaining shareholders.

19. Please provide us an analysis of whether the permitted repurchases described in this section would be considered a tender offer.

Redemption of common stock and dissolution and liquidation if no initial business transaction, page 13

20. Please revise to clarify whether the board determined if Messrs. Menkes, Oster and Mills have the resources to indemnify the company from claims of target businesses and vendors.

Risk Factors, page 18

21. In the last sentence of the introductory paragraph you make reference to "specific factors, including the risks described below." It is unclear whether this is referring to other factors not described in this section. Please revise to remove this statement or advise.

22. We note the statement in your last risk factor on page 29, "there is currently no market for our securities." Please advise us of the anticipated timing of market trading and closing of the transaction.

Use of Proceeds, page 40

23. Please revise the use of proceeds table to clearly reflect the underwriting discount that will be held in the trust until a business transaction is completed.

24. We note the disclosure in footnote five that the expenses are estimates only. We direct your attention to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise similar disclosure on page 50.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

25. Please revise to clarify and quantify in approximate terms the estimated income and other taxes.

26. Please revise to address the current economic environment generally and for entities such as yours and any other known trends, demands or contingencies.

Proposed Business, page 53

27. We note, on page 61, that your sponsor has agreed not to redeem any shares held by it in connection with the consummation of a business transaction. Please address whether this agreement is oral or in writing and disclose the material terms here and where appropriate. Lastly, file the written agreement, if applicable, as an exhibit to your registration statement or advise.

28. Please add a table comparing your offering and its material terms against traditional special purpose acquisition offerings.

Management, page 73

29. Please revise to address the extent to which your officers, directors and promoters are or have been involved in blank check offerings.

Compensation for Officers and Directors, page 76

30. We note that Mr. Oster is compensated by Empeiria Investors LLC for services to the issuer. Clarify when this compensation arrangement has or will commence. Please

revise to provide all relevant Regulation S-K Item 402 disclosure. See Item 402(a)(2) of Regulation S-K. Also, in the event Mr. Oster is the only officer and/or director being compensated, clearly state that is the case. If he is not, provide the disclosure required by Item 402 of Regulation S-K.

Conflicts of Interest, page 77

31. Please revise this section to identify all the entities your management have pre-existing fiduciary duty obligations to present business opportunities that could reasonably compete with the company in acquiring a specific business. We note that you have only provided such disclosure for Conner Steel Products Holding Co. To the extent you believe that Conner Steel Products Holdings Co. is the only entity that could reasonably provide a conflict of interest, please provide a basis for such belief.

Principal Stockholders, page 79

32. We note that the initial shares, placement units, placement shares and placement warrants are subject to various lockup provisions. Please file any relevant agreements as exhibits to your registration statement or advise.

Note 5. Commitments, page F-12

33. We note that the volatility assumption was based on information currently available to management. Please explain to us the specific information management used to determine expected volatility and how your determination is consistent with the principles outlined in FASB ASC 718-10-30-20. In addition, please disclose the total estimated fair value of the purchase option.

Exhibits

34. We note that you have not filed many of your exhibits. Please note that we review and frequently comment upon these exhibits. Please allow sufficient time to resolve these comments.

35. Please include a consent from your independent registered public accounting firm in your amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director